Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

September 20, 2018

VIA EDGAR

Karen L. Rossotto, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:        CM Finance Inc

             Definitive Proxy Statement

             (File No. 814-01054)

Dear Ms. Rossotto:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on September 7, 2018 and September 18, 2018 regarding the Company’s preliminary proxy statement filed on August 31, 2018. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Proxy Statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter. Terms used but not defined herein have the meaning ascribed to them in the Proxy Statement.

1.

We note the reference to the proxy granted to the Company by the Cyrus Funds in footnote 5 to the beneficial ownership table. Please consider adding the phrase “mirror voting” to further describe the proxy granted to the Company.

Response: The Company has revised the disclosure in footnotes 5 and 6 to the beneficial ownership table as requested.

2.

We refer the Company to Item 22(b) of Schedule 14A with respect to the requisite biographical information for each director of the Company. Please confirm that the required disclosure is included in the proxy statement.

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100 F Street, N.E. September 20, 2018 Page 2

Response: The Company confirms that the biographical information required for each director of the Company has been included under the heading “Biographical Information” beginning on page 8 of the Proxy Statement.

3.

In the second paragraph on page 19 under the heading “PROPOSAL 2: AUTHORIZE THE COMPANY TO SELL OR OTHERWISE ISSUE UP TO 25% OF THE COMPANY’S OUTSTANDING COMMON STOCK AT AN OFFERING PRICE PER SHARE THAT IS BELOW THE COMPANY’S THEN CURRENT NAV”, please disclose prominently the statement “Under this proposal, there is no limit on the discount at which the Company may sell its stock.”

Response: In furtherance of conversations with the Staff, the Company has made no changes to the disclosure in this regard.

4.

Please consider adding a condition that no conflict of interest exists as to any entity affiliated with the Company such that such entity would receive fees as a direct result of assets under management increasing from any sale of the Company’s stock at a price per share below NAV.

Response: The Company is externally managed by the Adviser and, consequently, a potential conflict of interest exists as the proceeds from the issuance of shares below NAV may increase the management fees paid to the Adviser as such fees are partially based on the amount of the Company’s gross assets. The Company has added disclosure regarding this potential conflict of interest on page 22 of the Proxy Statement.

5.

In the first paragraph on page 22 under the heading “Key Stockholder Considerations”, please disclose prominently the statement “Any sale of common stock at a price below NAV would result in immediate dilution to existing common stockholders.”

Response: In furtherance of conversations with the Staff, the Company has made no changes to the disclosure in this regard.

6.	Under the heading “Examples of Dilutive Effect” please note that, with respect to the presentation in the table, actual sales prices may change the presentation.

Response: The Company has revised the disclosure on page 23 of the Proxy Statement as requested.

7.	Please consider including language that if Proposal 2 is approved, the board of directors, consistent with its fiduciary duties, may approve the sale of stock at any discount to its current NAV.

100 F Street, N.E. September 20, 2018 Page 3

Response: The Company has revised the disclosure on page 22 of the Proxy Statement as requested.

8.	Please consider adding a column to the Examples of Dilutive Effect representing a 5% offering at a 5% discount to NAV.

Response: In furtherance of conversations with the Staff, the Company has added the requested column and deleted the column showing an offering at a 100% discount.

9.	Please include in the disclosure the address of the Company’s investment adviser and administrator.

Response: The Company has revised the disclosure on page 4 of the Proxy Statement as requested.

*        *        *         *        *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:      Rocco DelGuercio, CM Finance Inc

          Jeanne M. Waters, Eversheds Sutherland